Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Formation
Hanryu Bank Co., Ltd.	Republic of Korea
FNS Co., Ltd.	Republic of Korea
Marine Island Co., Ltd.	Republic of Korea